                         WERBEL MCMILLIN & CARNELUTTI
                          A PROFESSIONAL CORPORATION
                              COUNSELLORS AT LAW
                               711 FIFTH AVENUE
                           NEW YORK, N.Y. 10022-3194
                                (212) 832-8300
                           FACSIMILE: (212) 832-3353



                                                  October 26, 1994


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



          Re: Family Dollar Stores, Inc. - Schedule 13D



Dear Sir or Madam:

          Attached for filing with the Securities and Exchange Commission via an EDGAR direct transmission is the initial Schedule 13D relating to Family Dollar Stores, Inc. for and on the behalf of SC Fundamental, The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery. Pursuant to the SEC's wiring instructions, the appropriate filing fee has been filed via the Fedwire system to the SEC's account at Mellon Bank in Pittsburgh, Pennsylvania.

          If there are any questions regarding this filing, please do not hesitate to contact the undersigned or Stephen M. Davis, Esq. at (212) 832-8300.

                                   Sincerely,




                                   /s/ William St. Lawrence
                                   ------------------------
                                       William St. Lawrence
                                       Legal Assistant



Enclosures

cc:  New York Stock Exchange
     Family Dollar Stores, Inc.


46811

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No.  )

                    Family Dollar Stores, Inc.
                        (Name of Issuer)

            Common Stock, Par Value, $0.10 Per Share
                 (Title of Class of Securities)

                            307000109
                         (CUSIP Number)

                     Stephen M. Davis, Esq.
                  Werbel McMillin & Carnelutti
                   A Professional Corporation

 711 Fifth Avenue, New York, New York 10022, (212) 832-8300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       October 24, 1994
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

46826
                                Page 1 of 14

                               SCHEDULE 13D

- -------------------                                          ------------------
CUSIP No. 307000109                                          Page 2 of 14 Pages
- -------------------                                          ------------------

===============================================================================
 1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The SC Fundamental Value Fund, L.P.
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [ ]

- -------------------------------------------------------------------------------
 3 SEC USE ONLY


- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

               WC/OO
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- -------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -------------------------------------------------------------------------------
 7 SOLE VOTING POWER

               0
- -------------------------------------------------------------------------------
 8 SHARED VOTING POWER

               2,075,050
- -------------------------------------------------------------------------------
 9 SOLE DISPOSITIVE POWER

               0
- -------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

               2,075,050
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,075,050
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.7%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               PN
===============================================================================
               * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                               SCHEDULE 13D

- --------------------                                         ------------------
CUSIP No.  307000109                                         Page 3 of 14 Pages
- --------------------                                         ------------------

===============================================================================
 1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SC Fundamental Value BVI, Inc.
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [ ]

- -------------------------------------------------------------------------------
 3 SEC USE ONLY


- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

               Not Applicable
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- -------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -------------------------------------------------------------------------------
 7 SOLE VOTING POWER

               900,800
- -------------------------------------------------------------------------------
 8 SHARED VOTING POWER

               0
- -------------------------------------------------------------------------------
 9 SOLE DISPOSITIVE POWER

               900,800
- -------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

               0
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               900,800
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.6%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               CO
===============================================================================
               * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                               SCHEDULE 13D

- --------------------                                         ------------------
CUSIP No.  307000109                                         Page 4 of 14 Pages
- --------------------                                         ------------------

===============================================================================
 1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SC Fundamental Inc.
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [ ]

- -------------------------------------------------------------------------------
 3 SEC USE ONLY


- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

               Not Applicable
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- -------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -------------------------------------------------------------------------------
 7 SOLE VOTING POWER

               0
- -------------------------------------------------------------------------------
 8 SHARED VOTING POWER

               2,151,700
- -------------------------------------------------------------------------------
 9 SOLE DISPOSITIVE POWER

               0
- -------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

               2,151,700
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,151,700
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.8%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               CO
===============================================================================
                  * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                               SCHEDULE 13D

- --------------------                                         ------------------
CUSIP No.  307000109                                         Page 5 of 14 Pages
- --------------------                                         ------------------

===============================================================================
 1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gary N. Siegler
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [X]

- -------------------------------------------------------------------------------
 3 SEC USE ONLY


- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

               Not Applicable
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- -------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -------------------------------------------------------------------------------
 7 SOLE VOTING POWER

               0
- -------------------------------------------------------------------------------
 8 SHARED VOTING POWER

               3,052,500
- -------------------------------------------------------------------------------
 9 SOLE DISPOSITIVE POWER

               0
- -------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

               3,052,500
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,052,500
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               IN
===============================================================================
                    * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                               SCHEDULE 13D

- --------------------                                         ------------------
CUSIP No.  307000109                                         Page 6 of 14 Pages
- --------------------                                         ------------------

===============================================================================
 1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Peter M. Collery
- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)    [ ]
                                                                    (b)    [X]

- -------------------------------------------------------------------------------
 3 SEC USE ONLY


- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

               Not Applicable
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- -------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -------------------------------------------------------------------------------
 7 SOLE VOTING POWER

               0
- -------------------------------------------------------------------------------
 8 SHARED VOTING POWER

               3,052,500
- -------------------------------------------------------------------------------
 9 SOLE DISPOSITIVE POWER

               0
- -------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

               3,052,500
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,052,500
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               IN
===============================================================================
                  * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)
46840

                                                             Page 7 of 14 Pages

                          SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities:  Common Stock, par value,
                                     $0.10 per share ("Common
                                     Stock")

          (b)  Issuer:   Family Dollar Stores, Inc. (the
                         "Issuer")
                         P.O. Box 1017, 10401 Old Monroe Road
                         Charlotte, North Carolina  28201-1017

Item 2.   Identity and Background

          (a-c), (f). The persons (the "Reporting Persons") filing this statement are SC Fundamental Inc., a Delaware corpor-ation ("SC"), The SC Fundamental Value Fund, L.P., a Delaware limited partnership ("Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation ("BVI Inc."), Gary N. Siegler ("Siegler"), a citizen of the United States, and Peter M. Collery ("Collery"), a citizen of the United States. The principal business address of SC, Fund, BVI Inc., Siegler and Collery is 712 Fifth Avenue,
New York, New York 10019.

          Fund is primarily engaged in the business of investing in securities. SC is the general partner of Fund and the investment manager of a managed account (the "Managed Account"). BVI Inc. is the managing general partner of the investment manager of SC Fundamental Value BVI, Ltd. ("BVI Ltd."), a company principally engaged in the business of investing in securities. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of SC and BVI Inc. is set forth on Exhibit A hereto which is incorporated herein by reference.

          Siegler is a controlling stockholder, the president and a director of SC and of BVI Inc. Collery is a controlling stockholder, vice president, and a director of SC and BVI Inc. Siegler and Collery are in a position to directly and indirectly determine the investment and voting decisions made by SC and BVI Inc., and, consequently, Fund and BVI Ltd.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange
Act of 1934 (the "Act").

          (d,e). During the last five years, none of the Report-ing Persons, nor any of SC's and BVI Inc.'s executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party

                                                             Page 8 of 14 Pages

to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting
Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price
 ----------------                            --------------

Fund                                         $ 17,903,471.35
BVI Inc. on behalf of BVI Ltd.               $  7,856,596.04
SC on behalf of Managed Account              $    648,772.43

The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund, BVI Ltd. and Managed Account or with funds extended by brokerage firms in connection with margin transactions effected for Fund, BVI Ltd. and Managed Account.

Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Shares with respect to which this filing is made for investment purposes and not for the purpose of controlling the Issuer. The Reporting Persons currently have no plans, proposals or intentions which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Act.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on October 26, 1994, certain of the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended May 31, 1994). Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc. may be deemed to own beneficially the Shares which SC, BVI Inc. and Fund are deemed to beneficially own. By virtue of BVI Inc.'s role as managing general partner of the investment manager of BVI Ltd., BVI Inc. may be deemed to beneficially own the Shares which BVI Ltd. beneficially owns. As the investment manager of the Managed Account, SC may be deemed

                                                             Page 9 of 14 Pages

to beneficially own the Shares held for the benefit of the Managed Account. Siegler and Collery disclaim beneficial ownership of such Shares and such percentage ownership of the Issuer's Common Stock for any and all purposes.

===============================================================================
          Name                Shares of Common Stock                Percentage
- -------------------------------------------------------------------------------
SC Fundamental Inc.(1)            2,151,700                            3.8%
- -------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.                  2,075,050                            3.7%
- -------------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                           900,800                            1.6%
- -------------------------------------------------------------------------------

Gary N. Siegler                   3,052,500                            5.4%
- -------------------------------------------------------------------------------

Peter M. Collery                  3,052,500                            5.4%
===============================================================================

          (b) Each of SC, Fund and BVI Inc. has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which it is deemed the beneficial owner. Siegler and Collery may be deemed to share with SC and BVI Inc. such powers with respect to the Shares of which SC or BVI Inc. beneficially owns.


- ----------
   1 Includes shares owned by the Managed Account for which SC serves as the investment manager and may be deemed to beneficially own shares held for the benefit of Managed Account.

                                                            Page 10 of 14 Pages

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) above during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected by means of trades on the New York Stock Exchange.

- -------------------------------------------------------------------------------
                                            BVI, Inc.            SC on
               Price Per                    on behalf          behalf of
Trade Date     Share ($)       Fund        of BVI Ltd.      Managed Account
- -------------------------------------------------------------------------------
 9/23/94        10.9375       68,100         29,400               2,500
- -------------------------------------------------------------------------------
 9/26/94        10.8750        4,100          1,800                 100
- -------------------------------------------------------------------------------
 9/28/94        10.2743       87,700         37,900               3,200
- -------------------------------------------------------------------------------
 9/29/94        10.5238      128,650         55,550               4,700
- -------------------------------------------------------------------------------
 9/30/94        11.2018        8,300          3,600                 300
- -------------------------------------------------------------------------------
 9/30/94        11.3000       68,100         29,400               2,500
- -------------------------------------------------------------------------------
10/03/94        11.3750        1,700            750                  50
- -------------------------------------------------------------------------------
10/03/94        11.3714       86,750         38,100               3,150
- -------------------------------------------------------------------------------
10/04/94        11.000       210,100         92,300               7,600
- -------------------------------------------------------------------------------
10/05/94        10.500        67,800         29,750               2,450
- -------------------------------------------------------------------------------
10/06/94        10.4874      128,100         56,250               4,650
- -------------------------------------------------------------------------------
10/06/94        10.3750       86,750         38,100               3,150
- -------------------------------------------------------------------------------
10/07/94        10.5000       64,050         28,100               2,350
- -------------------------------------------------------------------------------
10/10/94        10.7417       50,850         22,300               1,850
- -------------------------------------------------------------------------------
10/10/94        10.7456       38,650         16,950               1,400
- -------------------------------------------------------------------------------
10/11/94        10.7500      153,200         67,200               5,500
- -------------------------------------------------------------------------------
10/11/94(2)     10.7500        3,100          1,300                 100
- -------------------------------------------------------------------------------
10/12/94        10.5625       67,700         29,800               2,500
- -------------------------------------------------------------------------------
10/12/94        10.2500       36,600         16,100               1,300
- -------------------------------------------------------------------------------
10/13/94        10.3750       72,600         31,900               2,700
- -------------------------------------------------------------------------------
10/14/94        10.3491       22,800         10,200                 800
- -------------------------------------------------------------------------------

- ----------
 2  Reflects a sale effected by means of trades on the New York Stock Exchange.

                                                            Page 11 of 14 Pages

- -------------------------------------------------------------------------------
                                            BVI, Inc.            SC on
               Price Per                    on behalf          behalf of
Trade Date     Share ($)       Fund        of BVI Ltd.      Managed Account
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
10/17/94        10.1967       20,200          9,100                 700
- -------------------------------------------------------------------------------
10/18/94         9.9906       14,300          6,400                 500
- -------------------------------------------------------------------------------
10/19/94        10.2500        6,750          3,000                 250
- -------------------------------------------------------------------------------
10/20/94        10.2500        6,800          3,000                 200
- -------------------------------------------------------------------------------
10/21/94        10.5250       10,100          4,500                 400
- -------------------------------------------------------------------------------
10/24/94        10.4000        3,400          1,500                 100
- -------------------------------------------------------------------------------
10/25/94        10.6180       59,500         26,650               2,150
- -------------------------------------------------------------------------------
10/26/94        11.4050       92,100         41,300               3,300
- -------------------------------------------------------------------------------


          (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which the Reporting Persons may be deemed to own beneficially.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer

          None.

Item 7.   Material to be filed as Exhibits

          Exhibit A  -- Directors and Executive Officers of SC
          Fundamental Inc. and SC Fundamental Value BVI, Inc.

          Exhibit B  -- Joint Filing Agreement dated October 26,
          1994.

                                                            Page 12 of 14 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1994



SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President



THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President



SC FUNDAMENTAL VALUE BVI, INC.


     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President





/s/ Gary N. Siegler
- -------------------------
    Gary N. Siegler



/s/ Peter M. Collery
- -------------------------
    Peter M. Collery

                                                            Page 13 of 14 Pages

                            EXHIBIT A


(i)  DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL INC.

          The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.


                                        Present Principal
Name and Position                       Occupation or Employment
- -----------------                       ------------------------

Gary N. Siegler
Director, President                     President of Siegler, Collery
                                        & Co., SC Fundamental Inc.,
                                        and SC Fundamental Value BVI, Inc.


Peter M. Collery
Director and Vice President             Vice President of Siegler,
                                        Collery & Co., SC Fundamental Inc.,
                                        and SC Fundamental Value BVI, Inc.




(ii) DIRECTORS AND EXECUTIVE OFFICERS OF SC FUNDAMENTAL VALUE BVI, INC.

          The name and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 712 Fifth Avenue, New York, New York 10019. All such persons are United States citizens.



                                        Present Principal
Name and Position                       Occupation or Employment
- -----------------                       ------------------------

Gary N. Siegler
Director, President                     President of Siegler, Collery
                                        & Co., SC Fundamental Inc.,
                                        and SC Fundamental Value BVI, Inc.


Peter M. Collery
Director and Vice President             Vice President of Siegler,
                                        Collery & Co., SC Fundamental Inc.,
                                        and SC Fundamental Value BVI, Inc.

                                                            Page 14 of 14 Pages

                              EXHIBIT B

                       JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Sche-dule 13D (including amendments thereto) with respect to the Common Stock, par value $.10 per Share, of Family Dollar Stores, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 26th day of October 1994.



SC FUNDAMENTAL INC.



     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President



THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President



SC FUNDAMENTAL VALUE BVI, INC.


     By:  /s/ Peter M. Collery
          ------------------------------
              Peter M. Collery
              Vice President



/s/ Gary N. Siegler
- -------------------------
    Gary N. Siegler



/s/ Peter M. Collery
- -------------------------
    Peter M. Collery


46850